SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 ________________
Amendment No. 9 to SCHEDULE 13D/A Under the Securities Exchange Act of 1934 ________________
METALINK LTD.
(Name of Issuer)
Ordinary A Shares, par value NIS 1.00 per share (Title of Class of Securities) M 69897110 (CUSIP Number)
Tzvi Shukhman 6 Magal Street, Savyon 56528, Israel
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

CUSIP No. M 69897110	13D

1	NAME OF REPORTING PERSON: Tzvi Shukhman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 645,198
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 645,198
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 645,198
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 23.5%*
14	TYPE OF REPORTING PERSON: IN

* Based on 2,690,863 Ordinary Shares issued and outstanding as of November 1, 2012.

This Amendment No. 9 amends and supplements the Schedule 13D filed by Tzvi Shukhman (the “Reporting Person”) with the Securities and Exchange Commission (the “Commission) on March 7, 2002 (as amended on November 6, 2002, December 5, 2002, February 12, 2003, March 3, 2003, October 16, 2003,  February 8, 2005, March 28, 2007 and August 9, 2007, the “Schedule 13D”) in respect of ordinary A shares, par value NIS 1.00 per share (the “Ordinary Shares”), of Metalink Ltd., an Israeli company (the “Issuer”).

The following amends and supplements Items 1, 4 and 5 of the Schedule 13D.

Item 1.  Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The class of equity securities to which this statement relates is the ordinary shares, par value NIS 1.00 per share (the “Shares”), of Metalink Ltd. (the “Issuer”), an Israeli company.  The principal executive offices of the Issuer are located at Metalink Ltd., c/o Fahn Kanne, Derech Menachem Begin 23, Tel Aviv, 66183, Israel.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Grant of Stock Options. At the annual general meeting of shareholders of the Issuer held on January 16, 2012, the shareholders approved a termination agreement and a consulting agreement with the Reporting Person, whereby his employment with the Issuer was terminated but he continues to serve as its CEO as an independent contractor by way of the consulting agreement. In accordance with the consulting agreement,  the Reporting Person received a one-time grant of options to purchase up to 100,000 Ordinary Shares in accordance with the following terms: (a) exercise price equal to $1.50 per share; (b) the options vest in 24 equal monthly installments starting January 1, 2012; (c) the vesting of all options is fully accelerated in a change of control transaction or if the Issuer terminates the consulting agreement for no cause; and (d) all other terms and conditions in connection with the above options shall be as set forth in the Issuer stock option plan.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Percentages below are based on 2,690,863 Ordinary Shares issued and outstanding as of November 1, 2012, as the Issuer advised the Reporting Person.

(a), (b)   As of November 1, 2012, the Reporting Person beneficially owns, and has sole voting and dispositive power with respect to, 645,198 Ordinary Shares representing approximately 23.5% of the Ordinary Shares outstanding (on an as converted basis). These shares consist of: (i) 591,031 Shares, and (ii) stock options exercisable into 54,167 Ordinary Shares, which are exercisable within 60 days following November 1, 2012, at an exercise price of $1.50 per share (see Item 4 above regarding the options and their vesting schedule).

As of April 1, 2012, the Reporting Person beneficially owns, and has sole voting and dispositive power with respect to, 603,531 Ordinary Shares representing approximately 22.3% of the Ordinary Shares outstanding (on an as converted basis). These shares consist of: (i) 591,031 Shares, and (ii) stock options exercisable into 12,500 Ordinary Shares at an exercise price of $1.50 per share (see Item 4 above regarding the options and their vesting schedule).

(c)   The Reporting Person has not effected any transactions in the Ordinary Shares since April 1, 2012, except as set forth above.

(d)   No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares.

(e)   Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 3, 2012

/s/ Tzvi Shukhman Tzvi Shukhman